EXHIBIT 99.10

Consolidated Financial Statements

Response Biomedical Corporation

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

June 30, 2011 and 2010
(Restated November 7, 2011)

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

	June 30,	December 31,
	2011	2010
	$	$
	Restated [note 4]	Adjusted [note 2] Restated [note 4]
ASSETS
Current
Cash	2,521,589	4,330,117
Trade receivables, net	1,349,001	1,218,670
Other receivables	78,572	100,885
Inventories [note 6]	2,440,742	3,040,755
Prepaid expenses and other	237,310	201,853
Total current assets	6,627,214	8,892,280
Long-term prepaid expenses	61,400	61,400
Restricted investments [note 8[iii]]	911,101	905,112
Property, plant and equipment	8,975,030	9,599,605
Intangible assets	49,054	65,534
	16,623,799	19,523,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable, accrued liabilities [note 7]	1,429,111	1,673,465
Lease inducements - current portion [note 8]	168,939	168,939
Repayable leasehold improvement allowance, current portion [note 8]	314,188	297,449
Deferred revenue - current portion [note 9]	210,330	550,379
Total current liabilities	2,122,568	2,690,232
Lease inducements [note 8]	1,787,932	1,872,399
Repayable leasehold improvement allowance [note 8]	6,622,951	6,784,345
Deferred revenue [note 9]	121,062	122,880
	10,654,513	11,469,856
Commitments and contingencies [notes 12 and 17]
Shareholders’ equity
Share capital [note 10[b]]	96,945,332	96,945,332
Contributed surplus [note 10[b]]	12,928,679	12,627,522
Deficit	(103,904,725)	(101,518,779)
Total shareholders’ equity	5,969,286	8,054,075
	16,623,799	19,523,931

See accompanying notes

On behalf of the Board:
/s/ Peter A. Thompson	/s/ Lewis J. Shuster
Dr. Peter A. Thompson (Director)	Lewis J. Shuster (Director)

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Prepared in accordance with U.S. GAAP [note 2])

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
	Restated note 4	Restated note 4	Restated note 4	Restated note 4

REVENUE
Product sales [note 13]	2,691,623	2,112,424	4,714,079	3,514,958
Cost of sales [notes 6 and 10[d]]	1,783,205	1,919,838	3,781,091	3,207,879
Gross profit on product sales	908,418	192,586	932,988	307,079

Contract service fees and revenues from collaborative research arrangements [note 13]	7,124	143,089	455,228	290,034
	915,542	335,675	1,388,216	597,113
EXPENSES
Research and development [note 10[d]]	634,855	1,148,239	1,291,051	2,641,873
General and administrative [notes 10[d] and 11]	616,563	681,020	1,455,288	1,566,004
Marketing and business development [note 10[d]]	269,298	294,326	573,178	663,323
	1,520,716	2,123,585	3,319,517	4,871,200

OTHER EXPENSES (INCOME)
Interest expense [note 8[iii]]	199,668	213,331	398,961	414,830
Interest income	(4,570)	(762)	(10,390)	(1,500)
Foreign exchange loss (gain)	(3,143)	(36,878)	66,074	5,014
	191,955	175,691	454,645	418,344
Loss and comprehensive loss for the period	(797,129)	(1,963,601)	(2,385,946)	(4,692,431)

Loss per common share - basic and diluted	(0.02)	(0.08)	(0.06)	(0.18)

Weighted average number of common shares outstanding	38,950,262	25,467,422	38,950,262	25,467,399

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
June 30, 2011 and 2010

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

Adjusted [note 2]	Common Stock	Contributed Surplus	Deficit	Total Shareholder Equity
Restated [note 4]	$	$	$	$
Balance at December 31, 2010	96,945,332	12,627,522	(101,518,779)	8,054,075
Net loss			(2,385,946)	(2,385,946)
Stock-based compensation expense		301,157		301,157
Balance at June 30, 2011	96,945,332	12,928,679	(103,904,725)	5,969,286

Adjusted [note 2]	Common Stock	Contributed Surplus	Deficit	Total Shareholder Equity
Restated [note 4]	$	$	$	$
Balance at December 31, 2009	89,015,372	12,068,038	(91,436,868)	9,646,542
Net loss			(4,692,431)	(4,692,431)
Exercise of stock options	324			324
Reclassification of stock based compensation on exercise of stock options	162	(162)		-
Stock-based compensation expense		337,248		337,248
Balance at June 30, 2010	89,015,858	12,405,124	(96,129,299)	5,291,683

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with US GAAP [note 2])

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$
	Restated note 4	Restated note 4	Restated note 4	Restated note 4

OPERATING ACTIVITIES
Loss for the period	(797,129)	(1,963,601)	(2,385,946)	(4,692,431)
Add (deduct) items not involving cash:
Amortization of plant and equipment	323,331	329,785	649,950	660,255
Amortization of intangible assets	(449)	16,958	16,480	33,221
Amortization of deferred lease inducements [note 8]	(42,234)	(42,234)	(84,468)	(84,468)
Restricted investments	(3,029)	517	(5,989)	452
Stock-based compensation [note 10[d]]	103,878	127,280	301,157	337,248
Foreign exchange	(97,839)	(23,697)	(23,393)	2,139
Other non-cash items	-	-	-	-
Changes in non-cash working capital	-
Trade receivables	211,905	(180,378)	(130,331)	62,018
Other receivables	(28,010)	32,705	22,313	(17,622)
Inventories	286,794	(294,989)	600,013	(1,672,030)
Prepaid expenses and other	(84,473)	(76,083)	(35,457)	(93,605)
Accounts payable and accrued liabilities	(232,875)	662,001	(244,354)	1,087,520
Deferred revenue	120,056	(3,146)	(341,867)	24,834
Cash used in operating activities	(240,074)	(1,414,882)	(1,661,892)	(4,352,469)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(16,354)	(4,762)	(25,375)	(29,273)
Purchase of intangible assets	-	-	-	(16,644)
Cash used in investing activities	(16,354)	(4,762)	(25,375)	(45,917)

FINANCING ACTIVITIES
Repayment of repayable lease inducement [note 8(iii)]	(73,317)	(65,713)	(144,654)	(129,653)
Proceeds from issuance of common shares from stock options exercised	-	-	-	324
Cash used in financing activities	(73,317)	(65,713)	(144,654)	(129,329)

Effect of changes in foreign currency rates on cash and cash equivalents	97,839	23,697	23,393	(2,139)

(Decrease) Increase in cash during the period	(231,906)	(1,461,660)	(1,808,528)	(4,529,854)
Cash and cash equivalents, beginning of period	2,753,495	2,005,277	4,330,117	5,073,471
Cash and cash equivalents, end of period	2,521,589	543,617	2,521,589	543,617

Supplemental Disclosure
Interest paid in cash	192,120	66,774	386,219	268,272

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP® System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  A large variety of biological molecules and inorganic materials can be targeted. Accordingly, the RAMP® technology is applicable to multiple distinct market segments and many products within those segments.  RAMP® tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) on a going concern basis. The Company issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian GAAP and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in Note 18 to those audited annual consolidated financial statements. These unaudited interim consolidated financial statements may not include all the disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the restated annual audited consolidated financial statements for the year ended December 31, 2010 filed with the appropriate securities commissions. The results of operations for the three and six month periods ended June 30, 2011 and 2010 are not necessarily indicative of the results for the full year.

The Company has sustained continuing losses since its formation resulting in a deficit of $103,904,735 as at June 30, 2011 and has not generated positive cash flow from operations. There is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of equity financings. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The Company and industry is affected by seasonality, including governmental budget cycles.  Accordingly, revenues, sales volumes and operating results for interim quarters are not necessarily indicative of the results that may be expected for the full fiscal year.

The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at June 30, 2011 and its results of operations and its cash flows for the periods  then ended and for all such periods presented.

2.	CHANGE IN GENERALLY ACCEPTED ACCOUNTING POLICIES

The Company’s policies under U.S. GAAP are consistent with those as presented in the audited annual consolidated financial statements as at and for the year ended December 31, 2010 in all material respects.   The Company historically prepared its consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $736,558, a decrease in share capital of $69,288 and increase in contributed surplus of $805,846 as at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in Note 18.

The Company’s other significant accounting policies are disclosed in note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2010. There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2010.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

3.	RECENT ACCOUNTING PRONOUNCEMENTS (cont’d)

under federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will became non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements (ASC Subtopic 605-25). ASC Subtopic 605-25 provides principles for allocation of consideration among multiple-elements in an arrangement, allowing more flexibility in identifying and accounting for revenue from separate deliverables under an arrangement. ASC Subtopic 605-25 introduces an estimated selling price method for allocating revenue to the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASC Subtopic 605-25 did not have a material effect on our consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605–28,  Milestone Method of Revenue Recognition (ASC Subtopic 605-28). This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the second quarter of 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity and provides the option to present the components of net income and comprehensive income in either one combined financial statement or two consecutive financial statements. We currently present the components of comprehensive income in our Consolidated Statements of loss, comprehensive loss and deficit. The adoption of ASU 2011-05 did not affect our operating results, cash flows or financial position.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT

Subsequent to the three and six month period ending June 30, 2011, it was determined that the previously issued annual consolidated financial statements for the year ended December 31, 2010 and unaudited interim consolidated financial statements for the periods ending March 31, 2011 and June 30, 2011  required correction for errors as described below:

a)           The June 30, 2011 unaudited interim consolidated financial statements recognized revenue of $72,356 and cost of sales of $58,452 for the three and six months ended June 30, 2011 should not have been recognized.  Accordingly, the unaudited interim statements for the three and six month periods ended June 30, 2011 include an adjustment to decrease revenue by $72,356 and cost of sales of $58,452 with a corresponding increase in the net loss and deficit at the end of the period.  As a result of this error, an additional adjustment of $58,452 was required to write-off the inventory sold at the time as it was determined it was no longer saleable. Related to this transaction, an additional amount of $24,836 was made to write down related inventory on hand also determined not saleable as well as a provision for bad debts of $33,927 for invoices determined unlikely to be collected.  The impact of these adjustments was to increase the deficit by $130,812 in the three month period ending June 30, 2011.

b)           A review of inventory as at June 30, 2011 determined that excess overhead was capitalized to inventory. Adjusting for this error has resulted in a decrease to inventory of $122,247 as at June 30, 2011 and a decrease of cost of goods sold of approximately $46,562 for the three month period ended June 30, 2011 and an increase of cost of goods sold of approximately $122,247 for the six month period ended June 30, 2011.

c)           A review of forfeiture rates on stock based compensation has resulted in an increase in the cost of stock based compensation. Adjusting for this error will result in a decrease to cost of goods sold and expenses of $4,333 for the three month period ending June 30, 2011 and an increase of cost of goods sold and expenses of $65,534 for the six month period ending June 30, 2011.

d)           An adjustment of $2,437 was made to reduce the foreign exchange loss for the period on accounts receivable relating to revenue that was reversed in the restatement of results for 2010.

e)           The December 31, 2010 annual consolidated financial statements recognized revenue of $497,819 and cost of sales of $228,868 for the year ended December 31, 2010 that should not have been recognized.  Accordingly, the restated annual consolidated financial statements for the year ended December 31, 2010 include an adjustment to decrease revenue by $497,819 and cost of sales of $228,868 with a corresponding increase in the net loss and deficit at the end of the year.  As a result of this previous adjustment, an additional adjustment of $179,176 was required to write-off the inventory sold at the time as it was determined it was no longer saleable.  Finally, an adjustment to accrue for a milestone payment as a result of this transaction was reversed which resulted in a balance sheet reclassification of $61,300 between long-term prepaid expenses and accrued and other liabilities. The balance sheet impact of these transactions have been reflected in the restated unaudited interim financial statements as at June 30, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated balance sheet as at June 30, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Trade receivables (a)(d)(e)	1,922,666	(573,665)	1,349,001
Inventories (a)(b)(e)	2,587,825	(147,083)	2,440,742
Long-term prepaid expenses (e)	122,700	(61,300)	61,400
Accounts payable and accrued liabilities(e)	1,522,104	(92,993)	1,429,111
Contributed surplus (c)	12,863,145	65,534	12,928,679
Deficit (a)(b)(c)(d)(e)	(103,150,135)	(754,590)	(103,904,725)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended June 30, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Product sales (a)	2,763,979	(72,356)	2,691,623
Cost of sales (a)/(b)	1,805,124	(21,919)	1,783,205
Expenses (c)	1,490,930	29,786	1,520,716
Foreign exchange loss (gain) (a)(b)	(363)	(2,780)	(3,143)
Loss and comprehensive loss for the period (a)	(719,685)	(77,444)	(797,129)
Loss per common share - basic and diluted	(0.02)	-	(0.02)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the six months ended June 30, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Product sales (a)	4,786,435	(72,356)	4,714,079
Cost of sales (a)(b)(c)	3,629,676	151,415	3,781,091
Expenses (c)	3,224,388	95,129	3,319,517
Foreign exchange loss (gain) (d)	100,919	(34,845)	66,074
Loss and comprehensive loss for the period (a)(b)(c)(d)	(2,101,891)	(284,055)	(2,385,946)
Loss per common share - basic and diluted	(0.05)	(0.01)	(0.06)

The effect of these adjustments on the consolidated statement of cash flows for the three months ended June 30, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the period (a)	(719,685)	(77,444)	(797,129)
Add (deduct) items not involving cash(a)(b)	287,989	(4,331)	283,658
Changes in non-cash working capital(a)(b)	191,624	81,774	273,398
Cash used in operating activities	(240,072)	(1)	(240,073)
Effect of changes in foreign currency rates on cash and cash equivalents(a)(b)	97,840	(1)	97,839
Increase (decrease) in cash during the period	(231,904)	(2)	(231,906)
Cash and cash equivalents, beginning of period	2,753,495	-	2,753,495
Cash and cash equivalents, end of period	2,521,591	(2)	2,521,589

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated statement of cash flows for the six months ended June 30, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the period (a)	(2,101,891)	(284,055)	(2,385,946)
Add (deduct) items not involving cash(a)(b)	756,137	97,600	853,737
Changes in non-cash working capital(a)(b)	(365,078)	235,395	(129,683)
Cash used in operating activities	(1,710,831)	48,940	(1,661,892)
Effect of changes in foreign currency rates on cash and cash equivalents(a)(b)	55,459	(32,066)	23,393
Increase (decrease) in cash during the period	(1,825,401)	16,875	(1,808,526)
Cash and cash equivalents, beginning of period	4,346,992	(16,875)	4,330,117
Cash and cash equivalents, end of period	2,521,591	(2)	2,521,589

f)            The comparative financial information for the three month and six month period ending June 30, 2010 has also been restated. An adjustment for royalty costs included in cost of sales originally reflected in the fourth quarter of 2010 has been restated to each quarter in 2010. The impact of this error is to increase cost of sales by $95,497 for the three months ended June 30, 2010, with a cumulative increase of $164,279 for the six months as at and ending June 30, 2010.

The effect of these adjustments on the consolidated balance sheet as at June 30, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Accounts payable and accrued liabilities (f)	782,624	164,279	946,903
Deficit (f)	(95,228,462)	(164,279)	(95,392,741)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended June 30, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Cost of sales (f)	1,824,341	95,497	1,919,838
Loss and comprehensive loss for the period (f)	(1,868,104)	(95,497)	(1,963,601)
Loss per common share - basic and diluted	(0.07)	(0.01)	(0.08)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the six months ended June 30, 2010 is summarized below:

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT (cont’d)

	As previously reported	Adjustment	As Restated
	$	$	$
Cost of sales (f)	3,043,600	164,279	3,207,879
Loss and comprehensive loss for the period (f)	(4,528,152)	(164,279)	(4,692,431)
Loss per common share - basic and diluted	(0.18)	-	(0.18)

The effect of these adjustments on the consolidated statement of cash flows for the three months ended June 30, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the period (f)	(1,868,104)	(95,497)	(1,963,601)
Accounts payable and accrued liabilities	49,534	95,947	145,481
Cash used in operating activities	(1,414,882)	-	(1,414,882)

The effect of these adjustments on the consolidated statement of cash flows for the six months ended June 30, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the period (f)	(4,528,152)	(164,279)	(4,692,431)
Accounts payable and accrued liabilities	257,861	164,279	422,140
Cash used in operating activities	(4,352,469)	-	(4,352,469)

5.	FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature.

Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

5.	FINANCIAL INSTRUMENTS (cont’d)

The Company has classified its cash as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.  There have been no significant changes in risk since the end of December 31, 2010, the last completed fiscal year that would affect the fairness of the presentation of financial data at this date, other than the change to credit risk as a result of the allowance for doubtful accounts that was recorded as part of the restatement of these unaudited interim consolidated financial statements for the period ended June 30, 2011 described in more detail in note 4.

6.	INVENTORIES

	June 30, 2011	December 31, 2010
	$	$
Raw materials	878,292	876,180
Work in process	444,152	567,777
Finished goods	1,118,298	1,596,798
	2,440,742	3,040,755

The carrying value of inventory as at June 30, 2011 includes a provision for lower of cost and net realizable value in the amount of $401,447 [December 31, 2010 - $222,453].  For the three and six months ended June 30, 2011, inventory write-downs and obsolescence charges were $358,907 and $398,706 [2010 - $112,539 and $138,400].

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise:

	June 30, 2011	December 31, 2010
	$	$
Trade accounts payable	585,919	717,648
Employee related accounts payable and accruals	173,455	391,760
Other accrued liabilities	669,737	564,057
Accounts payable and accrued liabilities	1,429,111	1,673,465

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (cont’d)

In accordance with Accounting Standards Codification Subtopic 420-10, Exit or Disposal Cost Obligation, included in employee related accruals are costs related to restructuring activities that commenced in September, 2010, focusing on a 25% reduction in the workforce.

Termination Benefits
$
Balance at December 31, 2010	240,949
Additional terminations under the plan	125,185
Payments made during the period	(366,134)
Balance as at June 30, 2011	-

The liability is measured using fair value at the date of termination.  All the termination costs are included in general and administrative expenses on the income statement.

8.	LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 12[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$
June 30, 2011
Rent-free inducement [i]	814,164	185,448	628,716
Non-repayable leasehold improvement allowance [ii]	1,700,800	372,646	1,328,154
	2,514,964	558,094	1,956,870

Repayable leasehold improvement allowance [iii]	7,814,418	877,278	6,937,140
	10,329,382	1,435,372	8,894,010

December 31, 2010
Rent-free inducement [i]	814,164	158,308	655,856
Non-repayable leasehold improvement allowance [ii]	1,700,800	315,318	1,385,482
	2,514,964	473,626	2,041,338

Repayable leasehold improvement allowance [iii]	7,814,418	732,624	7,081,794
	10,329,382	1,206,250	9,123,132

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8.	LEASE INDUCEMENTS (cont’d)

	June 30,	December 31,
	2011	2010
Summarized as to:	$	$
Current Portion
Rent-free inducement [i]	54,278	54,278
Non-repayable leasehold improvement allowance [ii]	114,661	114,661
	168,939	168,939

Repayable leasehold improvement allowance [iii]	314,188	297,449
Current Portion	483,127	466,388

Long-Term Portion
Rent-free inducement [i]	574,439	601,578
Non-repayable leasehold improvement allowance [ii]	1,213,493	1,270,821
	1,787,932	1,872,399

Repayable leasehold improvement allowance [iii]	6,622,951	6,784,345
Long-Term Portion	8,410,883	8,656,744

Total	8,894,010	9,123,132

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three and six month periods ended June 30, 2011 amounted to $13,569 and $27,138 [2010 - $13,569 and $27,138].

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for three and six month periods ended June 30, 2011 amounted to $28,665 and $57,330 [2010 - $28,665 and $57,330].

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three and six month periods ended June 30, 2011 amounted to $73,317 and $144,654 [2010 - $65,172 and $129,653].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8.	LEASE INDUCEMENTS (cont’d)

Future principal repayments due to be paid are estimated as follows:

June 30,	$
2012	314,188
2013	350,545
2014	391,110
2015	436,369
2016	486,865
Thereafter	4,958,062
6,937,139

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collateralized by a term deposit with market value of $881,096 [2010 - $875,052], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9.	DEFERRED REVENUE

	June 30,	December 31,
	2011	2010
	$	$
Beginning balance:
Product sales	154,333	169,279
Contract service fees and revenues from collaborative research arrangements	518,926	515,701
	673,259	684,980
Additions:
Product sales	293,808	308,244
Contract service fees and revenues from collaborative research arrangements	-	176,560
	967,067	1,169,784
Recognition of revenue:
Product sales	(180,872)	(323,190)
Contract service fees and revenues from collaborative research arrangements	(454,803)	(173,335)

Ending balance:
Product sales	267,269	154,333
Contract service fees and revenues from collaborative research arrangements	64,123	518,926
	331,392	673,259

Summarized as to:
Current Portion
Product sales	181,831	66,641
Contract service fees and revenues from collaborative research arrangements	28,499	483,738
Current Portion	210,330	550,379

Long-Term Portion
Product sales	85,438	87,692
Contract service fees and revenues from collaborative research arrangements	35,624	35,188
Long-Term Portion	121,062	122,880

Total	331,392	673,259

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Share Capital
	Issued and Outstanding		Contributed
	Number	Amount	Surplus
[Adjusted - see note 2[a]]	#	$	$
Balance, December 31, 2009	25,467,152	89,015,372	12,068,038
Issued for cash:
Private Placement, net of issue costs [i]	13,333,333	7,474,920	-
Exercise of stock options	270	324	-
Exercise of warrants	149,507	373,769	-
Issued for non-cash consideration:
Value of warrants exercised	-	80,785	(80,785)
Reclassification of stock-based compensation related to stock options exercised	-	162	(162)
Stock-based compensation [note 10 [d]]	-	-	640,431
Balance, December 31, 2010	38,950,262	96,945,332	12,627,522
Stock-based compensation	-	-	301,157
Balance, June 30, 2011	38,950,262	96,945,332	12,928,679

[i]
The Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for a total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the Toronto Stock Exchange (“TSX”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 1,700,000 stock options authorized for grant under the 2008 Plan, 742,549 stock options are available for grant at June 30, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

At June 30, 2011, the following stock options were outstanding:

Options outstanding				Options exercisable
June 30, 2011				June 30, 2011
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.00 - 1.99	293,370	3.55	0.82	34,545	1.19
4.00 - 4.99	1,130	0.15	4.90	1,130	4.90
5.00 - 5.99	11,006	0.25	5.22	11,004	5.22
6.00 - 6.99	33,127	1.20	6.76	24,203	6.71
7.00 - 7.99	2,050	1.33	7.27	1,300	7.26
8.00 - 8.99	45,493	1.23	8.80	32,020	8.80
10.00 - 10.99	163,336	1.20	10.66	82,067	10.66
0.00 – 10.99	549,512	2.37	4.88	186,269	7.70

The options expire at various dates from July 5, 2011 to June 21, 2016.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2009	1,073,133	2.90
Options granted	130,238	0.40
Options forfeited	(250,534)	5.10
Options expired	(98,635)	6.50
Options exercised	(270)	1.20
Balance, December 31, 2009	853,932	5.27
Options granted	15,600	0.30
Options forfeited	(145,791)	5.56
Options expired	(174,235)	5.82
Balance, June 30, 2011	549,506	4.88

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

The Company granted 15,600 stock options on June 22, 2011 at an exercise price of $0.34 which equals the closing trading price of the common shares on June 21, 2011.

[d]	Stock-based compensation

For the three and six month periods ended June 30, 2011, the Company recognized compensation expense of $103,878 and $301,157 [2010 - $127,280 and $337,248] as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Cost of sales	8,340	12,870	22,791	25,998
Research and development	19,449	29,524	59,185	60,435
Marketing and business development	4,606	12,100	19,568	26,772
General and administrative	71,483	72,786	199,613	224,043
	103,878	127,280	301,157	337,248

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Common share purchase warrants

At June 30, 2011, the following common share purchase warrants are outstanding:

Issue Date	Number of common shares issuable	Exercise price $	Expiry date
October 28, 2008	1,554,218	$2.00	October 28, 2011
October 31, 2008	145,945	$2.00	October 31, 2011
	1,700,163	$2.00

The above warrants have subsequently expired un-exercised.

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2009	6,169,829	2.36
Warrants issued	(149,507)	2.50
Balance, December 31, 2010	6,020,322	2.36
Warrants issued/exercised	-	-
Warrants expired	(4,320,159)	2.50
Balance, June 30, 2011	1,700,163	2.00

11.	RELATED PARTY TRANSACTIONS

The Company retained a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the three and six month period ended June 30, 2011, the Company incurred legal expenses from this law firm totaling $0 [2010 - $0 and $15,797] of which none remains outstanding.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

12.	COMMITMENTS

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12.	COMMITMENTS (cont’d)

connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.

In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred.    The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three and six month periods ended June 30, 2011, the Company incurred an expense of $3,500 and $6,000 [2010 - $2,750 and $5,500] for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties on the sale of products that incorporate the Technology.  For the three and six month periods ended June, 2011, the Company incurred an expense of $134,806 and $204,369 [2010 - $13,322 and $22,868] for royalty and license fees.

[iii]
The company entered into a non-exclusive license and supply agreement, effective June 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of USD$85,000 in 17 equal quarterly payments of USD$5,000 commencing December 31, 2009.  For the three and six month periods ended June 30, 2011, the Company incurred an expense of $4,829 and $9,677 [2010 - $5,079 and $15,238] for license fees.

The minimum annual purchase commitments for the above licenses are as follows:

Total
June 30,	$
2012	53,594
2013	120,586
2014	168,820
2015	177,261
2016	186,124
Thereafter	-
706,386

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12.	COMMITMENTS (cont’d)

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may, or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the agreement.  For the three and six month periods ended June 30, 2011, the Company incurred an expense of $14,844 and $33,231 [2010 - $1,448 and $8,610] for royalties to the supplier.

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 8[iii]].

For the three and six month periods ended June 30, 2011, $378,436 and $758,516 [2010 - $380,026 and $768,273] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 8[i]] and non-repayable leasehold improvement allowance [Note 8[ii]].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12.	COMMITMENTS (cont’d)

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
June 30,	$	$	$
2012	1,995,564	51,898	2,047,462
2013	2,032,054	51,898	2,083,952
2014	2,070,480	51,898	2,122,378
2015	2,110,975	51,898	2,162,873
2016	2,153,683	43,248	2,196,931
Thereafter	15,426,034	-	15,426,034
	25,788,790	250,840	26,039,630

*	Includes base rent, administrative and management fees, estimated property taxes and principal and interest payments on the repayable lease inducement

13.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three and six months ended June 30, 2011, $1,502,555 (56%) and $2,409,974 (51%) in product sales were generated from two customers [2010 - $1,427,034 (68%) and $1,975,765 (56%) from two customers].

Product sales by customer location were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Asia (Japan, China and Other)	1,922,189	1,626,604	3,102,953	2,323,492
United States	435,640	254,580	913,542	608,854
Europe and Middle East	300,857	136,656	585,629	397,337
Canada	18,770	9,569	31,160	27,745
Other	14,167	85,015	80,795	157,530
Total	2,691,623	2,112,424	4,714,079	3,514,958

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

13.	SEGMENTED INFORMATION (cont’d)

Product sales by type of product were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Clinical products	2,158,230	1,985,675	3,914,401	3,200,084
Vector products (West Nile Virus)	166,732	33,892	354,700	108,095
Bio-defense products	366,661	92,857	444,978	206,779
Total	2,691,623	2,112,424	4,714,079	3,514,958

For the three and six month periods ended June 30, 2011, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2010 – 100% from three customers].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Asia	7,124	8,797	6,253	17,594
Europe	-	132,789	448,550	132,789
United States	-	1,503	425	139,651
Total	7,124	143,089	455,228	290,034

14.	ACCOUNTING FOR TAX UNCERTAINTIES

The amount of liability for unrecognized tax benefits as of June 30, 2011 and December 31, 2010 is nil.

The Company recognizes interest and penalties related to income taxes in interest income (expense).  To date, the Company has not incurred any significant interest and penalties.

15.	COMPARATIVE FIGURES

In addition to the changes described in note 2, certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

16.	SUBSEQUENT EVENTS

Termination of Roche Distribution Agreement

On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.  Subsequently, the Company received notification from its U.S. distributor that they have issued a stop shipment on all RAMP® 200 branded products.  A subsequent review of this FDA notification by the Company led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader. As a result of the above, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.

Legal Claim

On July 29, 2011, the Company received a Notice of Claim with respect to a contract dispute with a former PhD student.  The outcome of the claim is not determinable at this point.  The Company does not believe that the claim will have a material adverse effect on the Company’s financial condition or results of operations.

Restructuring

Subsequent to June 30, 2011, there was a significant amount of turnover at the senior management level.  Due to the respective employment agreements, severance payments of up to $0.9 million will be paid over 2011 and 2012.

17.	CONTINGENCIES

The circumstances leading to the financial statement adjustments described in note 4 includes contingencies that needed to be satisfied before the distributor could sell the products without violating other contracts. These circumstances give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

The circumstance leading to the termination of the sales and distribution agreement described in note 16 also give rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of losses cannot be reasonably estimated.